Kurtis J. Binder Executive Vice President & Chief Financial Officer 15635 Alton Parkway, Suite 250 Irvine, CA 92618 T +1 949.600.5614 / E kbinder@calamp.com

January 5, 2021

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CalAmp Corp.

Form 10-K for the Year Ended February 29, 2020

Filed May 6, 2020

Form 10-Q for the Quarter Ended November 30, 2020

Filed December 17, 2020

File No. 000-12182

Dear Ladies and Gentlemen:

CalAmp Corp. (the “Company”) is in receipt of the comment letter dated December 18, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporate Finance, Office of Manufacturing and Construction, of the United States Securities and Exchange Commission (the “Commission”), in connection with the above-referenced matter. The Company submits this letter in response to the Comment Letter.

For ease of reference, the text of each of the Staff’s comments is reproduced in bold-italics type below, and then following, is the Company’s sequential response.

Form 10-K for the Year Ended February 29, 2020

Notes to Consolidated Financial Statements

Note 10—Financing Arrangements, page 77

1.	Please address the following comments related to the issuance of your convertible senior unsecured notes:

•

We note that you amortize the debt discount and debt issuance costs associated with the liability component of the notes over their “term.” Please tell us how your amortization policy complies with the guidance in ASC 470-20-35-13 requiring amortization of such items over the expected life of a similar liability that does not have an associated equity component.

•

You disclose on page 90 that it is your intent to settle the principal amount of these notes with cash and, therefore, you use the treasury stock method for diluted EPS purposes. Explain in sufficient detail how you determined it was not appropriate to presume share settlement and apply the if-converted method and how you determined use of the treasury stock method was appropriate. See ASC 260-10-45-45 through—47, ASC 260-10-45-40 through 41, and ASC 260-10-55-36A.

We respectfully provide the following underlying details related to the Company’s accounting treatment for the Company’s convertible senior unsecured notes issued on July 20, 2018 for $230 Million aggregate principal amount bearing interest at 2.0% which mature on August 1, 2025. While Note 10 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC on May 6, 2020 also discussed the Company’s convertible senior unsecured notes due in May 2020 (the “2020 Convertible Notes”), our response does not address the Company’s accounting treatment for the 2020 Convertible Notes because the 2020 Convertible Notes were fully repaid on May 15, 2020.

We acknowledge the accounting guidance requires the value of the liability component as well as the market interest rate and “term” should be determined upon review of similar debt without the respective conversion features. We engaged two “tier 1” financial advisors to assist us in evaluating similar debt instruments with comparable aggregate outstanding principal amounts and tenure to maturity of seven years. Other factors considered in our evaluation included peers with similar credit risk profiles or ratings along with consistent credit spreads. Based on these market comps, we concluded that a market based interest rate of 7.56% over a term of seven years was appropriate; thereby ensuring that the amount amortized to interest expense using the effective interest method was a reasonable amount equal to a market interest rate over the “term” of the debt.

In connection with the Company’s assessment under the guidance in ASC 470-20-35-13, management also considered the guidance contained in ASC 470-20-30-30 and evaluated all prepayment features other than the embedded conversion option to ensure that it was reasonable to conclude (1) that those features would not affect our initial measurement of the liability component and (2) that similar nonconvertible debt would have a term equivalent to the contractual maturity date of August 1, 2025. In particular, we evaluated the following criteria:

•

The note holders may require the Company to repurchase the notes upon the occurrence of a “fundamental change”, which includes the following: (a) any person, group, or entity (other than the Company, its wholly owned subsidiaries or their respective employee benefit plans) acquires more than 50% of the total voting power of the Company’s stock; (b) the consummation of any sale, lease or other transfer of all or substantially all of the assets or common stock of the Company; (c) the Company’s stockholders approve any plan or proposal for the liquidation or dissolution of the Company; and (d) the common stock (other than common stock underlying the convertible notes) ceases to be listed or quoted on the NYSE, the Nasdaq, or the Nasdaq Global Market.

At the time of issuance, management assessed the likelihood of a fundamental change (as defined in the note agreement) occurring during the “term” of the debt instruments taking into consideration the feedback from the Company’s board of directors (our “Board of Directors”) as well as external financial and legal advisors. Management noted that CalAmp has been a public registrant trading on the Nasdaq since 1983 and has never been delisted and that management and the Board of Directors had (and continues to have) no intentions of entering into any transactions resulting in a change in control event that would constitute a fundamental change. Further, the Company’s charter as well as Delaware law provide certain anti-takeover defenses that would hinder the ability for a change in control event to occur without concurrence with the Board of Directors. Accordingly, management concluded, based on all available information at that time, that it was probable that a fundamental change would not occur during the term of the convertible notes. It should be noted that as of November 30, 2020, none of the conditions constituting a fundamental change have occurred since the issuance of the notes in July 2018.

Based on the above considerations, we determined that each of the above features was probable of not being exercised and thus, in accordance with ASC 470-20-30-30 is considered to be non-substantive for purposes of determining the expected life of a similar liability that does not contain an associated equity component. Additionally, we concluded that the seven year “term” of the notes and correlated effective interest rate are reasonable based on our review of similar debt instruments that do not contain an associated equity component or similar conversion features.

We state in Note 15 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC on May 6, 2020 that it is our intent to settle the principal amount of the notes with cash, and therefore, we use the treasury stock method for the calculating any potential dilutive effect of the conversion option on diluted earnings (loss) per share. Management believes this representation is consistent with the aforementioned assumptions noted above in determining the applicable accounting treatment under ASC 470.

In assessing treatment of the convertible notes for diluted EPS purposes, as permitted by ASC 260-10-45-46, management concluded that the presumption of share settlement was overcome for the accreted value of the notes but not the conversion spread. Thus, no adjustment to numerator or denominator is required for the accreted value of the notes, as specified in ASC 260-10-55-36A. As the equity upside for the conversion spread is unlimited, management concluded that the presumption of share settlement was not overcome for the conversion spread, and thus the treasury stock method is to be utilized with respect to the conversion spread (ASC 260-10-55-84A). With regard to overcoming the presumption of share settlement for the accreted value of convertible notes payable, management considered the following facts and circumstances:

•

The Company has a “stated policy” contained in Note 15 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC on May 6, 2020, that it intends to settle the principal amount of the notes with cash. This policy has been discussed and agreed to in cooperation with the Board of Directors.

•

The Company’s long-term projections support the representation that management intends, and believes it has the ability, to settle the principal amount of the notes in cash. This representation is further supported by the following as of November 30, 2020:

•	Cash and cash equivalents of $92 million and availability of $50 million on the Company’s revolving line of credit as of November 30, 2020.

•

Free cash flow generation of $6.7 million during the quarter ended November 30, 2020 and $17 million over the last four quarters. Management forecasts growth in free cash flow generation that will result in a projected cash balance in excess of the principal balance of the notes at the maturity date of August 1, 2025.

•	Management believes it has the ability to refinance the principal prior to or at maturity, if necessary, further supporting the assertion that the Company intends to settle the notes in cash.

•

The Company’s historical experience of settling similar convertible note instruments in cash. For instance, the Company issued $172.5 million aggregate principal of the 2020 Convertible Notes in May 2015. The 2020 Convertible Notes were settled in a series of cash payments, including most recently in July 2018, October and November 2019 and May 2020, when the Company repurchased approximately $50 million, approximately $95 million and approximately $28 million of the 2020 Convertible Notes.

Thus in accordance with ASC 260-10-55-36A, we determined it was appropriate to exclude any adjustment to the numerator and denominator of diluted EPS with respect to the accreted value of the notes. As provided in ASC 260-10-55-84A, the treasury stock method is to be used to reflect the diluted earnings per share impact of the conversion spread (i.e., adjustment to denominator of the earnings per share calculation).

However, we respectfully inform the Staff that the Company is evaluating the impact of the recently issued accounting guidance contained within ASU 2020-06 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). Management has determined that the new guidance will most likely impact the Company’s aforementioned conclusions and accounting treatment utilizing the treasury stock method as noted above. Although the Company is still assessing the ultimate impact, management intends to adopt the new guidance in its fiscal year ending February 28, 2023.

Form 10-Q for the Fiscal Quarter Ended November 30, 2020

Note 16—Legal Proceedings, page 24

2.

We note that you have accrued your best estimate of the probable liability with respect to the Omega patent infringement claim based on reasonable royalty rates for similar technologies. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to this and/or other contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through 4, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure.

We respectfully direct the Staff’s attention to Note 1 to the condensed consolidated financial statements contained within Form 10-Q for the fiscal quarter ended November 30, 2020, which states “certain notes and other information included in the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended February 29, 2020 are condensed in or omitted from the interim financial statements presented in this Quarterly Report on Form 10-Q. Therefore, these financial statements should be read in conjunction with our 2020 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission (“SEC”) on May 6, 2020.”

Additionally, in Note 19 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC on May 6, 2020, management provides a summary of the Omega patent infringement claim as well as a sequence of events transpiring with the matter since May 22, 2017. Within the footnote, it references the accounting treatment in the litigation reserve and the classification as general and administrative expenses in our consolidated statement of comprehensive income (loss). Further, we state “The new trial began on September 23, 2019 in the U.S. District Court for the Middle District of Florida (“Trial Court”), and on September 30, 2019, the jury determined that the Company infringed two of the four patents; however, the jury found that there was no willful infringement. On the first patent (U.S. Pat. No. 7,671,727), the jury found only one unit infringed, and assessed $1 in damages. On the second patent (U.S. Pat. No. 8,032,278), the jury found direct infringement and awarded damages at a rate of $5 per unit, for total damages of approximately $4.6 million. On November 26, 2019 the Trial Court entered judgment, awarding Omega damages of $4.6 million, together with pre-judgment interest in the amount of $0.8 million through September 30, 2019.”

To supplement this disclosure, management provides a table in Note 18 to the Form 10-K as well as Note 14 to the Form 10-Q, both entitled “Other Financial Information”, which present the litigation reserve balance of $1.5 million as of February 29, 2020 and $2.2 million as of November 30, 2020. The litigation reserve represents the amount accrued for the Omega infringement claim and is considered management’s best estimate of the probable liability. Therefore, the Company considered the disclosures made within its Annual Report on Form 10-K for the fiscal year ended February 29, 2020 in determining its disclosures contained within Form 10-Q for the fiscal quarter ended November 30, 2020 and management believes the disclosures in totality to be in accordance with the provisions of ASC 450-20-50-3 through 4.

Furthermore, we respectfully inform the Staff that in our Form 10-K for the fiscal year ended February 28, 2021 and in future quarterly reports on From 10-Q, management intends to modify the footnote disclosure to reiterate the range of reasonably possible outcomes as follows (by way of example utilizing the third paragraph of the Omega patent infringement claim disclosure excerpted from the Company’s Form 10-Q for the quarterly period ended November 30, 2020): “In connection with this claim, we have accrued our best estimate of the probable liability of $2.2 million as a litigation reserve related to this matter based on reasonable royalty rates for similar technologies. It is reasonably possible that the prior judgment awarding Omega damages of as much as $4.6 million together with $0.8 million of pre-judgment interest could be upheld, which would result in losses of up to $3.2 million in excess of amounts we have accrued related to this matter.”

Management believes that this disclosure along with any more recent events that supplement the sequences of events provided in Note 19 noted above, does provide the applicable disclosures required by ASC 45-20-50-3 through 4 in one comprehensive footnote.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Results, page 26

3.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each factor contributed to the overall change in that line item. For example, please quantify the extent to which the change in your Software & Subscription Services revenues were attributable to the government, municipalities and K-12 school bus end markets, your international recovery services, and your Mexican operations. As part of your response, please provide us with an example of the disclosure to be included in future filings based on current results.

We will modify our future disclosures accordingly and where possible will quantify the extent to which each factor contributed to the overall change in that line item. This is an example of our proposed future disclosure around Software & Subscription Services revenues, utilizing current results (underlines indicate language added):

Revenue by Segment

	Three Months Ended November 30,
	2020		2019
(In thousands)	$	% of Revenue	$	% of Revenue	$ Change	% Change
Segment
Software & Subscription Services	$34,396	39.1%	$33,405	34.6%	$991	3.0%
Telematics Products	44,071	50.1%	51,895	53.7%	(7,824)	(15.1%)
LoJack U.S. SVR Products	9,545	10.8%	11,297	11.7%	(1,752)	(15.5%)

Total	$88,012	100.0%	$96,597	100.0%	$(8,585)	(8.9%)

“Software & Subscription Services revenue increased by $1.0 million or 3.0% for the three months ended November 30, 2020 compared to the same period last year. The increase was primarily due to revenue growth of $0.6 million in our government, municipalities and K-12 school bus end markets as well as growth of $1.4 million in our international recovery services specifically in Italy and the United Kingdom, partially offset by a $0.4 million decrease in revenue in Mexico primarily as a result of the COVID-19 pandemic.”

4.

We note your disclosures on page 27 that the changes in your gross profit and gross profit margin for the quarter ended November 30, 2020 were due to “lower revenue” and “continued growth.” Please revise future filings to provide greater insight regarding the factors contributing to changes in your gross profit and gross profit margin. In doing so, separately discuss on a consolidated and segment basis the changes in your cost of revenues on an absolute basis and as a percentage of sales. To the extent that materially offsetting amounts do not result in a material period over period changes on a net basis, please ensure you separately disclose, quantify, and discuss the impacts on a gross basis. As part of your response, please provide us with examples of your intended disclosures based on current financial results.

We will modify our future disclosures accordingly and separately discuss gross profit and gross margin on a consolidated and segment basis, including related material changes in revenue and cost of revenue. This is an example of our proposed future disclosure around gross profit and gross profit margin, utilizing current results (underlines indicate language added and strikes indicate language removed):

Gross Profit by Segment

	Three Months Ended November 30,
	2020		2019
(In thousands)	$	% of Revenue	$	% of Revenue	$ Change	% Change
Segment
Software & Subscription Services	$17,266	50.2%	$15,928	47.7%	$1,338	8.4%
Telematics Products	13,804	31.3%	16,116	31.1%	(2,312)	(14.3%)
LoJack U.S. SVR Products	3,935	41.2%	4,840	42.8%	(905)	(18.7%)

Gross profit	$35,005	39.8%	$36,884	38.2%	$(1,879)	(5.1%)

“The $1.9 million decline in consolidated gross profit was primarily due to lower revenue from our Telematics Products and LoJack U.S. SVR Products segments ~~primarily as a result of the COVID-19 pandemic~~. Consolidated gross margin increased by 160 basis points for the three months ended November 30, 2020 compared to the same period last year due to increased gross margin ~~continued revenue growth~~ in Software & Subscription Services as well as the proportion of total revenues attributable to Software and Subscription Services increasing to 39.1% in the current year period from 34.6% in the prior year.

Software & Subscription Services: Gross profit increased primarily as a result of the $1.0 million increase in revenues described above, as well as improved gross margin. Gross margin increased 250 basis points largely due to improved gross margin in our K-12 business which was driven by lower overhead expenses. Gross margin also benefitted in the current year period from reduced impact from purchase price adjustments associated with businesses acquired in 2019.

Telematics Products: Gross profit decreased primarily as a result of reduced revenues driven by the COVID-19 pandemic. Gross margin was flat year-over-year.

LoJack U.S. SVR Products: Gross profit and gross margin decreased primarily as a result of reduced revenues driven by the COVID-19 pandemic.”

In analyzing the changes in the Software & Subscription Services, Telematics Products and LoJack U.S. SVR Products segments, there are no further material drivers to describe relative to the Company’s current financial results, including drivers related to changes in revenue and cost of revenue. If additional material drivers occur in future periods, we will provide disclosure describing those drivers.

Additionally, there were no material offsetting amounts relating to the Company’s current financial results that did not result in material period over period changes on a net basis. If such amounts occur relative to future financial results, we will include disclosure separately disclosing, quantifying and discussing such amounts on a gross basis.

We have endeavored to provide you with everything the Staff has requested, Should you find that we have omitted information, or should you have additional questions or comments, please contact me at kbinder@calamp.com or +1 949.300.8595.

Sincerely yours,
CALAMP CORP.:

By:	/s/ Kurtis J. Binder
Kurtis J. Binder
Its:	Executive Vice President & Chief Financial Officer

cc:	Stephen M. Moran, Esq.

SVP & General Counsel, CalAmp